THE LAW OFFICE OF
CONRAD C. LYSIAK, P.S.
601 West First Avenue, Suite 903
Spokane, Washington 99201
(509) 624-1475
FAX: (509) 747-1770
EMAIL: cclysiak@lysiaklaw.com

June 30, 2014

Mr. John Reynolds
Assistant Director
Securities and Exchange Commission
100 F Street, NE
Washington, D.C.  20549

RE:	Hunt Mining Corp.
Amendment No. 4 to Form S-1
SEC File No. 333-182072

In response to your comment letter dated April 24, 2014 please be advised as follows:

General

1.	The amounts owed by Hunt Mountain were paid. Disclosure has been made to that effect.

Hunt Mining Corp. - History

2.	The disclosure you have requested has been provided. The document has been revised for consistency throughout.

3.	Disclosure has been provided explaining why La Josefina is the Company's primary property.

4.	The discussion you requested has been provided.

Capital Resources

5.	The disclosure required by Item 5.B of Form 20-F, as applicable has been provided.

6.	The cash balance has been provided.

Mr. John Reynolds
Assistant Director
RE:	Hunt Mining Corp.
Amendment No. 4 to Form S-1
SEC File No. 333-182072
June 30, 2014
Page 2

Management Compensation

7.	The disclosure regarding officers and directors has been updated through fiscal 2013.

Security Ownership of Certain Beneficial Owners and Management

8.	The information requested has been provided.

Material Income Tax Information

9.	The information requested has been provided.

10.	The information has been revised as requested.

Consolidated Financial Statements

General

11.	The financial information has been updated and a new consent provided.

Signatures

12.	The signatures have been revised to reflect the chief executive officer and chief financial officer.

Exhibits

13.	Exhibits 10.9 and 16.1 have been revised as requested.

14.	The consent has been filed.

Mr. John Reynolds
Assistant Director
RE:	Hunt Mining Corp.
Amendment No. 4 to Form S-1
SEC File No. 333-182072
June 30, 2014
Page 3

Exhibits 5.3

15.	The exhibit has been revised and a new opinion issued and filed.

Very truly yours,

The Law Office of Conrad C. Lysiak, P.S.

BY:	CONRAD C. LYSIAK
Conrad C. Lysiak

cc:            Hunt Mining Corp.